

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 14, 2014

Nicholas S. Schorsch
Chief Executive Officer
American Realty Capital New York City REIT, Inc.
405 Park Avenue
New York, New York 10022

> **Re:** **American Realty Capital New York City REIT, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted January 16, 2014**
> **CIK No. 0001595527**

Dear Mr. Schorsch:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

2.   Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

4.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

5.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

6.   Please confirm to us that you will file a post-effective amendment to the registration statement to reflect any change in the price, after the NAV pricing date, that is more than 20% higher or lower than the $25.00 per share or $23.75 per share price, as applicable, listed in this offering.

Prospectus Summary, page 1

7.   We note your table beginning on page 13; specifically, we note that you state the Acquisition Expenses and Financing Coordination Fee are not determinable at this time. We note you are able to calculate an amount for Acquisition Expenses in your table on page 9. We further note that you were able to calculate amounts for both of these items assuming leverage of 45% and 75% on page 74. In light of your ability to calculate these amounts, please tell us how you are able to conclude that these amounts are not determinable at this time. Alternatively, please revise your table to include the estimated amounts.

8.   We note your estimate of $175,000 for Independent Director Compensation on page 18. Please revise to disclose any assumptions made to arrive at this amount (i.e. number of meetings) and that the actual compensation could exceed your estimate.

Are there any risks involved in an investment in your shares?, page 3

9.   Please revise to include, if true, a risk factor that relates to the difficulty in terminating your advisor, even for poor performance. Making confirming changes throughout the document where applicable.

What conflicts of interest does your sponsor face?, page 10

10.   Please increase the size of the diagram on page 11 so that the characters are legible.

Market Overview, page 75

11.   Please provide us with support for all quantitative and qualitative business and industry data used. Clearly mark the specific language in the supporting materials. Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process.

Management Compensation, page 95

12.   Please clarify why the Annual Subordinated Performance Fee is included in the liquidation/listing stage of this table. Also, please explain the meaning of the last sentence describing this fee and provide us, supplementally, with an example of this fee being incurred.

Competition for Tenants and Others, page 110

13.   Please revise to disclose the size of the competing program.

Calculation of Per Share NAV by Our Advisor, page 134

14.   It appears that the hypothetical calculation on page 135 includes assumptions of property appreciation and uses of debt. Please tell us why this presentation is appropriate and explain the assumptions where included or revise to remove the numbers from the table.

Appendix A

15.   Please tell us if you intend on relying on the guidance included in the Division's Disclosure Guidance Topic No. 6 located at http://www.sec.gov/divisions/corpfin/ guidance/cfguidance-topic6.htm.

Table III, page A-8

16.   Please re-title the line item Net income (loss) before noncontrolling interests – GAAP
        Basis to be Net income (loss) – GAAP Basis and re-title the line item Net income (loss)
        GAAP basis to be Net income (loss) attributable to stockholders – GAAP Basis.

Item 36. Financial Statements and Exhibits, page II-3

17.   We note that you have filed "form of "certain exhibits. Please advise us if you will not be
        filing the final, executed agreements or documents (as applicable) prior to effectiveness
        of the registration statement. Please be advised that to the extent you are unable to file
        final and executed form as exhibits, they may not be subsequently incorporated by
        reference.

18.   If you are not in a position to file your legal and tax opinions with the next filing, please
        provide draft copies for our review.

General

        If you intend to respond to these comments with an amended draft registration statement,
please submit it and any associated correspondence in accordance with the guidance we provide
in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in
accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/
cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to
request confidential treatment of information in the correspondence you submit on EDGAR,
please properly mark that information in each of your confidential submissions to us so we do
not repeat or refer to that information in our comment letters to you.

        You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Jennifer Monick,
Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial
statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-
3673 or me at (202) 551-3386 with any other questions.

                                                    Sincerely,

                                                    /s/ Duc Dang

                                                    Duc Dang
                                                    Special Counsel